UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    October 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated October 25, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: October 25, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V:  KGN

KEEGAN RELEASES INITIAL RESOURCE ESTIMATION AT ESAASE GOLD PROPERTY

October 25, 2007, Vancouver, BC: Keegan Resources Inc. ("Keegan") is pleased to announce the initial resource estimation at the Esaase gold property in southwest Ghana.  The resource includes 1.43 million ounces in an inferred category and 0.24 million ounces in an indicated category at an average grade of 1.4 g/t Au applying a 0.6 g/t Au cut-off.  A total of 151 holes drilled at collar spacing ranging from 25m by 40m to 40m by 80m were used to establish the resource.  Database verification, grade shell geometry, variography, and multiple indicator kriging were executed by the Perth office of Coffey Mining (formerly RSG Global) working in concert with technical personnel from Keegan.

The deposit remains open along strike, down dip and at depth.  In the coming months Keegan plans to continue to expand the resources by systematically drilling outside the area outlined by the initial estimation. In 2008 Keegan will add a second drill to commence the infill drilling in order to bring the current inferred resources to the indicated category.  Please see www.keeganresources.com for a map.

Table 1. Grade Tonnage Report Using a Multiple Indicator Kriging Estimate1.

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Mozs)
Indicated
0.4	6.9	1.2	0.26
0.6	5.4	1.4	0.24
0.8	4.0	1.6	0.21
1.0	2.9	1.9	0.18
Inferred
0.4	43.9	1.1	1.62
0.6	31.9	1.4	1.43
0.8	23.2	1.7	1.24
1.0	17.1	1.9	1.06

1Estimation panels are 10mE by 40mN by 5mRL.  Selective mining units are 5mE by 16mN by 2.5mRL.

Dan McCoy, President and CEO of Keegan states:  “It was a year ago, almost to the date, that Keegan cored the first drill hole into bedrock at Esaase.  It is a testament to the exceptional strength of the mineralizing system that the project has advanced to the resource stage in such a short time.  We will be focusing on the continued delineation and expansion of the existing resource while we also aggressively explore the other mineralized structures on the property.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits.  All reverse circulation drill samples are weighed on site.  Core portions of the drill holes consist exclusively of HQ core.  They were logged and sawn on site with half samples sent to the lab.  All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs show precision to within 10% of the stated value on all of the standards emplaced by Keegan and Coffey Mining.  Coffey Mining Pty Ltd, under the direction of Brian Wolfe, who is a Qualified Person with respect to NI 43-101, validated the database and QA/QC programs, supervised the wire-framing of the grade shells, and performed the variography, block modeling, multiple indicator kriging and resource estimate and has approved this news release.  A top cut of 13g/t Au was applied to the Footwall portion of the mineralized zone and 10 g/t Au to the Hanging wall portion.  Change of support was applied to emulate increased selectivity at mining. The estimate was evaluated by an internal peer review panel at Coffey Mining.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at

http://www.keeganresources.com or contact investor relations at

604-683-8193 or info@keeganresources.com.

Forward Looking and other Cautionary Information

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions.  For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms ‘indicated resources’ and ‘inferred resources’. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.